

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Peter Henricsson
Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

>   **Re: Rocap Marketing, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 11, 2013**
>   **File No. 333-178738**

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Compensation, page 32

1. Please update your disclosure for fiscal 2012 to comply with Item 402 of Regulation S-K.

Consolidated Financial Statements, page 37

Financial Statement Updating

2. If the anticipated filing of your next amended registration statement falls after 45 days but before 90 days of the end of the Company's fiscal year, please follow the guidance provided by Rule 8-08 in determining whether updated audited annual financial statements are required. Should the Company conclude that updated audited annual financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met in your next response.

Consolidated Statements of Cash Flows, page 40

3. We note that your operating cash flows are again reconciled to the net loss attributable to common stockholders in your Form S-1/A4. Please revise your statements of cash flows to reconcile operating cash flows to net income (loss). Refer to ASC 230-10-45-28.

Consolidated Statements of Equity (Deficit) for the period from September 2, 20120 (inception) through December 31, 2011, page 41

4. Please revise the statement of equity to remove the duplication of columns presenting additional-paid-in capital and the column for deferred compensation.

Notes to Consolidated Financial Statements, page 43

Note 2 – Summary of Significant Accounting Policies, page 43

5. We note the table that you added in response to comment eight of our letter dated November 1, 2012. We further note that you removed your prior disclosure stating that the Company allocates 10% of the net income (loss) of Lexi-Luu Designs to the non-controlling interest. Please revise to clearly explain your method of allocating net income (loss) between the controlling and non-controlling interest holders. Also supplementally explain to us in sufficient detail how you arrived at the amount of net loss attributable to noncontrolling interest for each period presented based on this allocation method.

Financial Statements for the Quarter Ended September 30, 2012

Consolidated Statements of Stockholders' Deficit, page 60

6. We note your response to comment nine of our letter dated November 1, 2012, however your statement of equity (deficit) continues to present the 1,920,000 common shares as being issued during fiscal 2011 and outstanding as of December 31, 2011 (page 41). Given your disclosure on page 80 that these shares were not issued until January 14, 2012 (480,000 shares) and April 25, 2012 (1,440,000 shares), please clearly explain to us why you present these shares as being issued during fiscal 2011 and outstanding as of December 31, 2011 or revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: George Chachas, Esq.